UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

VANNESSA VENTURES LTD.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

921941 10 0

(CUSIP Number)

D.W. Walker

102 8th Avenue SW

Calgary, Alberta, Canada T2P 1B3

Tel.:  (403) 231-7773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    NOT APPLICABLE

CUSIP No. 921941 10 0	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Exploram Enterprises Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 76,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 76,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,742,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Coril Holdings Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 76,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 76,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	R.N. Mannix Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 76,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 76,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 921941 10 0	Page 5

SCHEDULE 13D

(Amendment No. 7)

The Statement on Schedule 13D, dated April 20, 2006, initially filed by Exploram Enterprises Ltd. (“Exploram”), Coril Holdings Ltd. (“Coril”) and R.N. Mannix, as amended by Amendment No. 1, dated April 26, 2006, Amendment No. 2, dated June 21, 2006, Amendment No. 3 dated July 24, 2006, Amendment No. 4 dated November 8, 2006, Amendment No. 5, dated January 11, 2007, and Amendment No. 6, dated February 27, 2007 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 7, dated June 7, 2007 (the “Amendment”), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Shares of Vannessa Ventures Ltd. (the “Issuer”).  Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

Item 4.

Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The Shares beneficially held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons’ behalf.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Shares beneficially held by the Directors and Executive Officers were acquired for, and are being held for, investment purposes on such persons’ behalf.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Persons, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Reference is made to Item 6 hereof for discussion of the following:

(a)

On December 20, 2005 Exploram borrowed Cdn. $2,000,000 from Coril and advanced Cdn. $2,000,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after February 15, 2006.  On March 2, 2006, the Issuer repaid these funds to Exploram.

(b)

On January 31, 2006, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval, the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000 bearing interest at 9.5% per annum payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The Debenture is convertible into Shares at any time after January 31, 2007, at a price of Cdn. $0.635 per Share.  In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2008 at $0.635 per Share.  On February 1, 2007, the full principal amount of the Debenture remained outstanding and accordingly the Issuer issued to Exploram 5,000,000 warrants having the foregoing terms (see (i) below).  Beneficial ownership totals for the Reporting Persons herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture, as well as 5,000,000 Shares issuable with respect to the warrants that were issued as of February 1, 2007 in connection with the Secured Convertible Debenture.

(c)

On February 9, 2006, Exploram borrowed Cdn. $500,000 from Coril and advanced Cdn. $500,000 as an advance on the Cdn. $5,000,000 Secured Convertible Debenture.

(d)

On March 1, 2006 Exploram borrowed Cdn. $4,500,000 from Coril on an interest bearing basis and advanced Cdn. $4,500,000 to complete the Secured Convertible Debenture.

CUSIP No. 921941 10 0	Page 6

(e)

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand any time after June 30, 2006. On May 31, 2007, the Issuer repaid these funds to Exploram.

(f)  On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006, (as of May 15, 2007, Exploram and the Company agreed to extend this date to June 15, 2008).

(g)

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006. On May 31, 2007, the Issuer repaid these funds to Exploram.

(h)  On December 27, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.

(i)

On February 1, 2007, Exploram acquired 5,000,000 common share purchase warrants entitling it to purchase one common share of the Issuer for each warrant at $0.635 per Share pursuant to the above Secured Convertible Debenture dated March 1, 2006.

(j)

On February 15, 2007, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby the Issuer has issued 5,000,000 Units (as hereinafter defined) of the Issuer at a price of $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of $0.40 per Warrant Share for a period of twelve months from the date of closing and at a price of $0.50 per share for the period thereafter until twenty-four months from the date of closing.  An aggregate 5,000,000 common shares and 2,500,000 warrants were issued to Exploram in this placement.

(k)

On May 15, 2007, as previously reported by the Issuer, Exploram purchased 4,285,714 Units (as hereinafter defined) from the Issuer on a private placement basis, at a price of $0.35 per Unit, for an aggregate purchase price of Cdn. $1,500,000.  The Issuer issued an aggregate 18,571,371 Units in the private placement including those issued to Exploram.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of $0.45 per Warrant Share until May 15, 2009.  An aggregate 4,285,714 common shares and 2,142,857 warrants were issued to Exploram in this placement.

(l)

Please refer to Item 6 for information concerning agreements previously entered into by Coril or Exploram with their nominees to the Board of the Issuer to account to Coril or Exploram, as the case may be, for any economic benefit of options received by him from the Issuer.  All of these agreements have since been terminated.

Other than as set forth above, none of the Reporting Persons, nor any of the Directors and Executive Officers, have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer of its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

CUSIP No. 921941 10 0	Page 7

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read in its entirety as follows:

Coril has advanced the following monies to the Issuer; $250,000 on October 5, 2005, $325,000 on November 4, 2005 and $250,000 on December 7, 2005 pursuant to non interest bearing promissory notes payable on demand.  On December 21, 2005, the Issuer repaid Coril all of the aforementioned notes in full.

On December 20, 2005 Exploram borrowed Cdn. $2,000,000 from Coril and advanced Cdn. $2,000,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after February 15, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The Issuer agreed to pay a 3% structuring fee for the financing.  On March 2, 2006, the Issuer repaid these funds to Exploram.

On January 31, 2006 as previously announced by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000.  The Secured Convertible Debenture would mature on January 31, 2009 and interest would be payable on the principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The principal amount outstanding under the convertible debenture may be:

i)

converted into common shares at any time after January 31, 2007 at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to January 31, 2006); and

ii)

repaid by the Issuer at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.

In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2008 at $0.635 per share.  On February 1, 2007, the full principal amount of the Debenture remained outstanding and accordingly the Issuer issued to Exploram 5,000,000 warrants having the foregoing terms.  The Issuer’s obligations under the convertible debenture are secured by a general security agreement over the Corporation’s assets and a pledge of the shares of each of its subsidiaries.  The Issuer has agreed to pay Exploram a structuring fee of Cdn. $90,000 in respect of the placement.

The Shares beneficially owned by the Reporting Persons as set forth herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture as well as 5,000,000 Shares issuable with respect to the warrants that were issued as of February 1, 2007 in connection with the Secured Convertible Debenture.

On February 9, 2006 Exploram borrowed Cdn. $500,000 from Coril and advanced $500,000 towards the $5,000,000 non brokered private placement.  On March 1, 2006, Exploram borrowed Cdn. $5,000,000 and advanced $4,500,000 to the Issuer and executed all documentation to enter into the Secured Convertible Debenture.

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after June 30, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.  On May 31, 2007, the Issuer repaid these funds to Exploram.

On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006 (as of May 15, 2007, Exploram and the Company agreed to extend this date to June 15, 2008).  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

CUSIP No. 921941 10 0	Page 8

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing. On May 31, 2007, the Issuer repaid these funds to Exploram.

On December 27, 2006, Exlporam borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On February 1, 2007, Exploram acquired 5,000,000 common share purchase warrants entitling it to purchase one common share of the Issuer for each warrant at $0.635 per Share pursuant to the above Secured Convertible Debenture dated March 1, 2006.

On February 15, 2007, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby the Issuer has issued 5,000,000 Units (as hereinafter defined) of the Issuer at a price of $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of $0.40 per Warrant Share for a period of twelve months from the date of closing and at a price of $0.50 per share for the period thereafter until twenty-four months from the date of closing.  An aggregate 5,000,000 common shares and 2,500,000 warrants were issued to Exploram in this placement.

On May 15, 2007, as previously reported by the Issuer, Exploram purchased 4,285,714 Units (as hereinafter defined) from the Issuer on a private placement basis, at a price of $0.35 per Unit, for an aggregate purchase price of Cdn. $1,500,000.  The Issuer issued an aggregate 18,571,371 Units in the private placement including those issued to Exploram.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of $0.45 per Warrant Share until May 15, 2009.  An aggregate 4,285,714 common shares and 2,142,857 warrants were issued to Exploram in this placement.

Coril entered into an agreement with each of Messrs. L.B. Gordon and J.K. Amundrud on March 31, 1999 whereby each of the individuals agreed, inter alia, that as Coril’s nominee on the Board of Directors of the Issuer, should the individual receive options to acquire shares of the Issuer in their capacity as a Director or Officer, it was intended that the economic benefits, if any, of the Options ultimately be Coril’s and that the individual should not receive any benefit or incur any liability with respect to the Options.  The individuals agreed to account to Coril for any economic benefit that he received as a result of receiving the options including disgorgement of any after tax profits resulting from the exercise of the Options and the sale of Shares of the Issuer issued as a result.  On August 3, 2001, Mr. G.D. Chapel, as a Coril nominee to the Board of the Issuer, also entered into an agreement with Coril to account to Coril for any economic benefit of options received by him from the Issuer.  As a result of Coril transferring its interest in the Issuer to Exploram on May 25, 2004, these agreements are no longer in effect.

On August 10, 2004, Mr. G.D. Chapel entered into an agreement with Exploram, as Exploram’s nominee to the Board of the Issuer, to account to Exploram for any economic benefit of options received by him from the Issuer.  This agreement was terminated on January 1, 2005.

On September 23, 2004, Mr. J.K. Amundrud entered into an agreement with Exploram, as Exploram’s nominee to the Board of the Issuer, to account to Exploram for any economic benefit of options received by him from the Issuer.  This agreement was terminated on January 1, 2006.

CUSIP No. 921941 10 0	Page 9

Item 7.

Material to be Filed as Exhibits

Exhibit A

Form of Unit Subscription Agreement between the Issuer and Exploram Enterprises Ltd., dated May 15, 2007.

CUSIP No. 921941 10 0	Page 10

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 7, 2007	Exploram Enterprises Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: June 7, 2007	Coril Holdings Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: June 7, 2007	R. N. Mannix, individually

/s/ R.N. Mannix

Exhibit A

VANNESSA VENTURES LTD. – UNIT SUBSCRIPTION AGREEMENT
(Accredited Investor in British Columbia, Alberta or Ontario & Offshore Purchaser)

INSTRUCTIONS: To properly complete this Agreement, you must:

(1)

Complete the first two pages;

(2)

If you are not an individual, complete Schedule A Corporate Placee Registration Form (“Form 4C”); and

(3)

If a resident of, or otherwise subject to the securities laws of, the Province of British Columbia, Alberta or Ontario complete Schedule B, Certificate of Accredited Investor (NI 45-106).

PLEASE RETURN A FULLY EXECUTED COPY OF THIS AGREEMENT BY NOON ON APRIL 30, 2007.  To return it to the Issuer, please send it to Vannessa Ventures Ltd., Suite 220, 1010 – 1st Street S.W., Calgary, Alberta  Canada  T2R 1K4 or by Facsimile to (403) 444-5190

TO: VANNESSA VENTURES LTD. (the “Issuer”)

The undersigned (hereinafter referred to as the “Subscriber”) hereby irrevocably offers to subscribe for and agrees to purchase from the Issuer the number of units (the “Units”) of the Issuer set forth below for the total consideration set forth below (the “Purchase Price”), representing a subscription price of C$0.35 per Unit (Canadian Dollars), upon and subject to the terms and conditions, and the covenants, representations and warranties set forth in “Terms and Conditions of Subscription for Units of Vannessa Ventures Ltd.” dated for reference April 18, 2007 (the “Subscription Terms”) attached as Appendix I hereto and expressly incorporated herein.

1.

The Subscriber represents that the number of Shares of the Issuer presently owned (beneficially, directly or indirectly) by the Subscriber, or over which the Subscriber exercises control or direction, are Nil ☐ (check if applicable) or are as follows:

Shares 4,285,714
2. The Subscriber represents that the Subscriber is ☐ / is not ☐ (check one) an Insider (as defined on next page) of the Issuer.
3. The Subscriber represents that the Subscriber is ☐ / is not ☐ (check one) a member of the Pro Group (as defined on next page) of the Issuer.

4.

The Subscriber, if not an individual, either has ☐ / has not ☐ (check one) completed attached Schedule A - Corporate Placee Registration Form, Form 4C and, if it has not, the Subscriber represents and warrants that it has previously filed a Form 4C with the TSX Venture Exchange (the “Exchange”) and that there have been no changes to any of the information in the said Form 4C up to the date of this Agreement.

Amount of Subscription Number of Units: 4,285,714 Aggregate Purchase Price: C$1,500,000.00

Beneficial Owner of Subscriber  If the Subscriber is not an individual, the Subscriber represents and warrants that it has ☐ / does not have ☐ (check one) a Beneficial Owner (as defined on the next page) and, if it has a Beneficial Owner, the name and address of the Beneficial Owner is as follows:

              R.N. Mannix

Name of Beneficial Owner

              102 – 8th Avenue S.W., Calgary, Alberta  T2P 1B3

Address of Beneficial Owner

_________________________________________________

Subscriber’s Information and Signature

Name:

Exploram Enterprises Ltd.

Name of Subscriber – please print

SUBSCRIBER’S SIGNATURE

By:

___________________________________

Authorized Signatory

         VP, General Counsel and Secretary/VP and CFO

Official Capacity or Title – please print

         R.M. Melrose/ D.W. Walker

Please print name of individual whose signature appears above if different than the name of the Subscriber printed above.

         102 – 8th Avenue S.W., Calgary, Alberta  T2P 1B3

Subscriber’s Residential Address

_________________________________________________

        (403) 231-7700

Subscriber's Telephone Number

Principal Information

If the Subscriber is signing as an agent for a principal and is not deemed to be purchasing as principal as set out under section (b) of the Subscription Terms, the Subscriber hereby represents and warrants that the name and residential address of such principal is as follows:

__________________________________________________

Name of Principal

__________________________________________________

Principal’s Residential Address

__________________________________________________

Certificate Registration Instructions (if different from the Subscriber’s name and address given under Subscriber’s Information):

__________________________
Name

__________________________
Account reference, if applicable

__________________________
Address

__________________________

Certificate Delivery Instructions (if different from the Subscriber’s address given under Subscriber’s Information):

____________________________
Name

_________________________________
Account reference, if applicable

_________________________________
Address

_________________________________

_________________________________
Telephone Number and Contact Name

ACCEPTANCE:  The Issuer hereby accepts the above subscription.

VANNESSA VENTURES LTD.	____________________________, 2007 Execution Date
Per: _______________________ Authorized Signatory

1.

“Beneficial Owner” means the ultimate control person who holds collectively, whether directly or indirectly, securities of the Subscriber entitling such person to greater than 50% of the number of votes entitled to vote on a election of directors of the Subscriber (such level of security holding referred to below as “Voting Control”).  For this purpose securities held by every “affiliate” of a person are considered to be held indirectly by the person.  Persons are “affiliates” of each other as a result of one having Voting Control over the other, whether such Voting Control is through the direct ownership of securities or indirectly through one or more other persons which are linked down through a chain of persons, each of which has Voting Control over the one below it.  The person at the top of such chain of persons is the ultimate control person referred to above.  For the purposes of this definition “person” includes individuals, corporations, partnerships, limited partnerships, syndicates or other unincorporated forms of organization.

2.

“Insider” of the Issuer as defined in the British Columbia Securities Act means:

(a)  a director or senior officer of the issuer;

(b)  a director or senior officer of a person that is itself an insider or subsidiary of the issuer;

(c)  a person that has

(i)  direct or indirect beneficial ownership of;

(ii)  control or direction over; or

(iii) a combination of direct or indirect beneficial ownership of and of control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

(d)  the issuer itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

3.

“Pro Group” as defined in the Rules of the Exchange means:

(a)  Subject to subparagraphs (2), (3) and (4), “Pro Group” shall include, either individually or as a group:

(i)  the member (i.e. a member of the TSX Venture Exchange under the Exchange requirements);

(ii)  employees of the member;

(iii)  partners, officers and directors of the member;

(iv)  affiliates of the member; and

(v)  associates of any parties referred to in subparagraphs (1) through (5).

(b)  The Exchange may, in its discretion, include a person or party in the Pro Group for the purposes of a particular calculation where the Exchange determines that the person is not acting at arm’s length of the member;

(c)  The Exchange may, in its discretion, exclude a person from the Pro Group for the purposes of a particular calculation where the Exchange determines that the person is acting at arm’s length of the member;

(d)  The member may deem a person who would otherwise be included in the Pro Group pursuant to subparagraph (1) to be excluded from the Pro Group where the member determines that:

(i)  the person is an affiliate or associate of the member acting at arm’s length of the member;

(ii)  the associate or affiliate has a separate corporate and reporting structure;

(iii)  there are sufficient controls on information flowing between the member and the associate or affiliate; and

(iv)  the member maintains a list of such excluded persons.

APPENDIX I TO SUBSCRIPTION AGREEMENT

TERMS AND CONDITIONS OF SUBSCRIPTION FOR
UNITS OF VANNESSA VENTURES LTD.

DATED:

April 18, 2007

The person indicated as the subscriber on the front page hereof (the “Subscriber”) hereby unconditionally and irrevocably subscribes for and agrees to purchase the securities of the Issuer more particularly described in paragraph 1 below (the “Securities”) at the subscription price set out in the front page hereof, upon and subject to the following terms and conditions:

1.

The Securities.  The Securities shall consist of the number of Units specified on the front page hereof (the “Units”) at a price of C$0.35 per Unit (Canadian Dollars).  Each Unit will consist of one common share of the Issuer and one half of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one additional common share of the Issuer (a "Warrant Share") at C$0.45 per Warrant Share for a period of twenty-four months after Closing Date (defined below).  The Securities will be issued and registered in the name of the Subscriber at the address indicated on the front pages hereof.

2.

The Offering.  The Subscriber acknowledges that the Subscriber's Securities will be issued at a price of C$0.35 per Unit in connection with a private placement offering of up to 18,571,429 Units (the “Offering”).  There is no minimum aggregate amount to be raised under the Offering.

3.

Finder's Fee Agreement. A portion of the Units will be sold to persons introduced to the Issuer by or through Haywood Securities Inc. (the "Finder") pursuant to the agreement ("Finder's Fee Agreement"), entered into between the Issuer and the Finder as at April 18, 2007. Under the Finder's Fee Agreement the Finder will receive a commission of 6% of the aggregate gross proceeds received by the Issuer in connection with Subscribers introduced by the Finder and purchasing Units under the Offering in cash and common share purchase warrants entitling the Finder to acquire such number of common shares of the Issuer equal to 10% of the number of Units purchased by Subscribers introduced by the Finder and sold under the Offering, such warrants being exercisable for 12 months from the Closing Date (as hereinafter defined) at a price of C$0.45 per common share.

4.

Conditions and Closing.  This Agreement shall be subject to acceptance by the Issuer, approval by the TSX Venture Exchange (the “Exchange”) and any other stock exchange or regulatory authority having jurisdiction with respect to the Issuer (collectively the “Regulatory Authorities”).  The Securities will be allotted and issued to the Subscriber within five business days following the date on which the Issuer has received the required approvals from the Regulatory Authorities (the “Closing Date”).  Prior to the Closing Date, the Issuer shall be free to employ the subscription funds advanced for its general corporate purposes, which funds shall (pending issuance of the Securities) be deemed to be a non-interest bearing loan from the Subscriber to the Issuer.

5.

Termination by Subscriber.  If the Closing Date does not occur by 4:00 p.m. (Vancouver time) on the date which is forty-five (45) days from the date of delivery of the subscription herein by the Subscriber to the Issuer, the Subscriber shall be entitled to give written notice to the Issuer of its intention to terminate this Agreement.  If the Closing Date does not occur within fifteen (15) days of the date of receipt by the Issuer of such notice, then this Agreement shall terminate and all subscription funds advanced to the Issuer hereunder shall be repaid forthwith to the Subscriber without interest thereon or deduction therefrom.

6.

Representations and Warranties of the Issuer.  By accepting this offer, the Issuer represents and warrants to the Subscriber that, as of the Closing Date,:

(a)

the Issuer has been duly incorporated and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation, continuation or amalgamation;

(b)

the Issuer is a reporting issuer under the securities laws of the Provinces of British Columbia and Alberta;

(c)

the authorized capital of the Issuer consists of two hundred and fifty million (250,000,000) common shares without par value of which 97,364,353 common shares without par value were issued and outstanding on April 18, 2007;

(d)

the common shares of the Issuer are listed and posted for trading on the Exchange;

(e)

the Issuer will have at the Closing Date all requisite legal and corporate power and authority to execute and deliver this Agreement, to sell and issue the Subscriber's Securities, and to carry out and perform its obligations under the terms of this Agreement;

(f)

all corporate action on the part of the Issuer, its directors, and its shareholders necessary for the authorization, execution, delivery, and performance of this Agreement by the Issuer will be taken prior to the Closing.  The Subscriber's Securities have been or will be prior to the Closing allotted and, when issued, will be validly issued, fully paid and non-assessable;

(g)

the issuance and sale of the Subscriber's Securities by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents;

(h)

the Issuer has filed all material forms, reports, documents and information required to be filed by it, whether pursuant to applicable securities laws or otherwise, with the Exchange or the applicable regulatory authorities (the “Disclosure Documents”). As of the time of the Disclosure Documents filed with the applicable securities regulators and on SEDAR: (i) each of the Disclosure Documents complied in all material respects with the requirements of the applicable securities laws: and (ii) none of the Disclosure Documents contained any misrepresentation (as defined in applicable securities laws);

(i)

the financial statements of the Issuer contained in the Disclosure Documents; (i) complied as to form in all material respects with the published rules and regulations under the applicable securities laws; (ii) were reported in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding periods; and (iii) present fairly the consolidated financial position of the Issuer and its subsidiaries, if any, as of the respective dates thereof and the consolidated results of operations of the Issuer and its subsidiaries, if any, for the periods covered thereby; and

(j)

no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of the Securities has been issued and remains outstanding against the Issuer.

7.

No Undisclosed Material Knowledge.  The Subscriber warrants and represents that the Subscriber is not acquiring the Securities as a result of being aware of any material information about the affairs of the Issuer that has not been publicly disclosed.  The Subscriber’s decision to tender this offer and acquire the Securities has not been made as a result of any oral or written representation as to fact or otherwise made by or on behalf of the Issuer, the Underwriters or any other person and is based entirely upon currently available public information concerning the Issuer.  Further, the Subscriber warrants and represents that no person has made any written or oral representation (i) that any person will repurchase the Securities; (ii) that any person will refund the purchase price of the Securities; (iii) as to future price or value of the Securities.

8.

Risks of Private Placement.  The Subscriber acknowledges that:

(a)

no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

(b)

there is no government or other insurance covering the Securities;

(c)

there are risks associated with the purchase of the Securities;

(d)

there are restrictions on the Subscriber's ability to resell or otherwise transfer the Securities and the Warrant Shares and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities or the Warrant Shares; and

(e)

the Issuer has advised the Subscriber that the Issuer is relying on an exemption from the requirements to provide the Subscriber with a prospectus and to sell Securities through a person registered to sell securities under the securities legislation of British Columbia and the Subscriber's jurisdiction of residence (if resident in Canada) and, as a consequence of acquiring the Securities pursuant to these exemptions, certain protections, rights and remedies provided by said securities legislation, including statutory rights of rescission or damages, will not be available to the Subscriber.

9.

Purchasing as Principal.  The Subscriber represents and warrants that the Securities are being purchased for investment purposes only and not with a view to resale or distribution and that:

(a)

the Securities are being purchased by the Subscriber as principal;

(b)

the Subscriber is purchasing the Securities as a trustee or agent on behalf of a fully managed account and the Subscriber is either (i) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, or (ii) a person or company is registered or authorized to carry on business under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction as a portfolio manager or under an equivalent category of adviser or is exempt from registration as a portfolio manager or the equivalent category of adviser, and as a consequence the Subscriber is deemed to be purchasing the Securities as principal; or

(c)

the Securities are being purchased as agent for the principal disclosed on the front page of this Agreement, the Subscriber is the principal's agent with proper authority to execute all documents in connection with this purchase on behalf of such principal and the representations and warranties of a Subscriber herein, excluding paragraphs (b) and (c) hereof, are also hereby given with respect to such principal except that representations with respect to the Subscriber's residential address are deemed to be references to the disclosed address of the disclosed principal on the front page of this Agreement.

10.

Capacity, Authority and Compliance.  The Subscriber warrants and represents that, if it is not a natural person, it was not created or used solely to purchase or hold securities as an "accredited investor" as described in paragraph (m) of the definition of "accredited investor" in section 1.1 of NI 45-106 and that:

(a)

if the Subscriber is a corporation, the Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to enter into and to observe and perform its covenants and obligations under this Agreement and has taken all necessary corporate action in respect thereof;

(b)

if the Subscriber is a partnership, syndicate or other unincorporated form of organization, the Subscriber has the necessary legal capacity and authority to execute and deliver this Agreement and perform its covenants and obligations hereunder and has obtained all necessary approvals thereof and the Subscriber warrants and represents that it was not created solely to permit purchases without a prospectus by groups of individuals or other persons who are not “accredited investors” as that term is defined in National Instrument 45-106 (“NI 45-106”) adopted by the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission; or

(c)

if the Subscriber is a natural person, he or she has attained the age of majority and is legally competent to execute this Agreement and to take all actions required pursuant hereto,

and the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any terms or provisions of any law applicable to, or, if applicable, the constating documents of, the Subscriber, or any Agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound.

11.

Binding and Enforceable.  Whether the Subscriber is a natural person or a corporation, partnership or other entity, the Subscriber represents and warrants that this Agreement has been validly executed by the Subscriber and upon acceptance by the Issuer of this Agreement, it will constitute a legal, valid and binding contract of the Subscriber, enforceable against the Subscriber in accordance with its terms.

12.

No Offering Memorandum or Advertising.  The Subscriber acknowledges that the Subscriber has not been furnished, nor does it need to receive an offering memorandum or other document prepared by the Issuer describing its business affairs, in order to assist it in making an investment decision in respect of the Securities, and, except for this Agreement, no other documents have been delivered or otherwise furnished to the Subscriber in connection with such offering and sale.  The Subscriber represents and warrants that the Subscriber did not become aware of the offering and sale of the Securities as a result of, nor has it seen, any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

13.

Knowledge and Experience.  The Subscriber warrants and represents that the Subscriber has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder and is able to bear the economic risk of loss of such investment.

14.

No U.S. Registration.  The Subscriber is aware and accepts that the Securities have not been, and the Warrant Shares will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States.  The Subscriber acknowledges that the Issuer has no obligation to register the Subscriber's Securities or the Warrant Shares under the US Securities Act.

15.

Residence.  The Subscriber represents and warrants that the Subscriber is a resident of, or is otherwise subject to the laws of, the jurisdiction disclosed under “Subscriber's Information and Signature” on the front page of this Agreement, and that such address is the residence of the Subscriber or the place of business of the Subscriber at which the Subscriber received and accepted the offer to acquire the Securities and was not created or used solely for the purpose of acquiring the Securities.

16.

British Columbia, Alberta or Ontario Purchaser Exemptions.  If the Subscriber is a resident of or otherwise subject to the laws of the Province of British Columbia, Alberta or Ontario, the Subscriber represents and warrants that the Subscriber is an "accredited investor" as that term is defined in NI 45-106, the Subscriber has completed and executed the Certificate of Accredited Investor (NI 45-106) attached hereto as Schedule A and hereby confirms the truth and accuracy of all statements made therein by the Subscriber and that such statements will be true and accurate at the Closing Date.

17.

Non-US Resident Subscriber Not "U.S. Person".  If the jurisdiction disclosed as the “Subscriber's Residential Address” on the front page of this Agreement is not in the United States of America or its territories or possessions, the Subscriber represents and warrants that the Subscriber:

(a)

is not, and is not purchasing the Securities for the account of or benefit of, a U.S. Person as defined in Regulation S under the U.S. Securities Act;

(b)

was not offered the Securities in the United States; and

(c)

did not execute or deliver this Agreement in the United States.

18.

Compliance with Laws of Subscriber’s Residence.  If the Subscriber is not a resident of British Columbia, Alberta or Ontario, the Subscriber represents and warrants to the Issuer that:

(a)

the Subscriber is knowledgeable of, or has been independently advised as to, the applicable Securities Laws of its jurisdiction of residence that would apply to this subscription, if there are any;

(b)

the Subscriber is purchasing the Securities pursuant to exemptions from any substantive or procedural requirements under the applicable Securities Laws of the Subscriber's jurisdiction of residence or, if such is not applicable, the Subscriber is permitted to purchase the Securities under the applicable Securities Laws of the Subscriber's jurisdiction of residence without the need to comply with any substantive or procedural requirements of any kind whatsoever in the Subscriber's jurisdiction of residence; and

(c)

the Subscriber will, if requested by the Issuer, deliver to the Issuer a certificate or opinion of local counsel from the Subscriber's jurisdiction of residence which will confirm the matters referred to in subparagraphs (b) above to the satisfaction of the Issuer, acting reasonably.

19.

Resale Restrictions and Legends.  The Subscriber understands and acknowledges that the Subscriber's Securities and the Warrant Shares will be subject to certain resale restrictions under applicable securities laws and the rules and policies of the Exchange and the Subscriber agrees to comply with such restrictions.  The Subscriber also acknowledges that the certificates for the Subscriber's Securities will bear a legend respecting restrictions or transfers as required under applicable securities laws, that it has been advised to consult its own legal advisors with respect to applicable resale restrictions and that it is solely responsible for complying with such restrictions.  In this regard, under certain Canadian securities instruments and policies the Subscriber acknowledges that the Issuer will put the following legends on the certificates representing the Subscriber's Securities:

““UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [four months plus one day after the closing date].”

and

“WITHOUT THE PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE INC. (THE “EXCHANGE”) AND COMPLIANCE WITH AND APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [four months plus one day after the closing date]“.

20.

Notations Regarding Resale Restrictions.  The Subscriber acknowledges and agrees that the Issuer shall make a notation on its records or give instructions to the transfer agent of the Subscriber's Securities in order to implement the restrictions on transfer set out in applicable legislation in respect of the Subscriber's Securities and the Warrant Shares.

21.

Acceptance by Issuer.  The Issuer's acceptance of the subscription herein shall be indicated either by executing and delivering to the Subscriber a copy of this Agreement or by delivering the Subscriber's Securities in accordance with the Subscriber's instructions herein, and shall be effective as of the date of acceptance by the Issuer of this Agreement.  Upon acceptance, the Issuer will use reasonable commercial efforts to obtain the approval of the Regulatory Authorities and to do or cause to be done all such other things as may be required in order to proceed with the issuance of the Securities, as soon as reasonably possible.

22.

Governing Law and Attornment.  This Agreement and all related agreements between the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia, without reference to its rules governing the choice or conflict of laws.  The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the city of Vancouver, with respect to any dispute to or arising out of this Agreement.

23.

Personal Information.  This Agreement and the attachments hereto require the Subscriber to provide certain personal information to the Issuer.  Such information is being collected by the Issuer for the purposes of completing the Offering of the Securities, which includes, without limitation, determining the Subscriber's eligibility to purchase the Subscriber's Securities under applicable securities legislation, preparing and registering any certificates representing the Subscriber's Securities to be issued to the Subscriber, completing filings required by any stock exchange or securities regulatory authority, indirect collection of information by the applicable stock exchange or securities regulatory authority under authority granted in applicable securities legislation and the administration and enforcement of the securities legislation of an applicable jurisdiction by the applicable securities regulatory authority.  The Subscriber acknowledges that the Subscriber's personal information will be disclosed by the Issuer to: (a) stock exchanges or securities regulatory authorities; (b) the Issuer's registrar and transfer agent; and (c) any of the other parties involved in the Offering, including legal counsel to the Issuer; and may be disclosed by the Issuer to (d) the Canada Revenue Agency; and (e) any other person to whom it is required to disclose such information under applicable legislation or authority.  By executing this Agreement, the Subscriber consents to and authorizes the foregoing collection, use and disclosure of the Subscriber's personal information.  The Subscriber also consents to and authorizes the filing of copies or originals of any of this Agreement (including attachments) below as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby.  In addition, the Subscriber consents to and authorizes the collection, use and disclosure of all such personal information by the Exchange and other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.  The contact information for the officer of the Issuer who can answer questions about this collection of information is as follows:

Mr. Cameron Boyer

Vannessa Ventures Ltd.

Suite 220, 1010 – 1st Street S.W.
Calgary, Alberta  Canada  T2R 1K4

Tel. No. (403) 444-5191

If the Subscriber is resident in, or otherwise subject to the applicable securities legislation of Ontario, the Subscriber acknowledges (i) the delivery to the Ontario Securities Commission of the Subscriber’s full name, residential address and telephone number, the number and type of securities purchased by the Subscriber, the total purchase price, the exemption relied on, and the date of distribution, (ii) that such information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation, (iii) that such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (iv) that the Administrative Assistant to the Director of Corporate Finance at the Ontario Securities Commission, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, telephone (416) 593-8086, can be contacted to answer questions about the Ontario Securities Commission’s indirect collection of such information. The Subscriber hereby authorizes the indirect collection of such information by the Ontario Securities Commission.

24.

Further Assurances.  The Subscriber and the Issuer agree that they each will execute or cause to be executed and delivered all such further and other documents and assurances, and do and cause to be done all such further acts and things as may be necessary or desirable to carry out this Agreement according to its true intent, and to secure the approval of the Regulatory Authorities hereto.  Notwithstanding the following section entitled “The Agreement”, any further or other documents or assurances delivered by the Subscriber to the Issuer in connection herewith is deemed to form a part of this Agreement.

25.

The Agreement.  The agreement, constituted by the acceptance of the subscription herein, consists of this Appendix I, the front pages hereof and all other schedules hereto, and all of the statements of the Subscriber therein are incorporated into this Agreement for the benefit of the Issuer.  This Agreement constitutes the entire agreement between the parties in respect of the subject matter hereof and supersedes any and all prior agreements, representations, warranties or covenants, express or implied, written or verbal, except as may be expressed herein.

26.

Survival of Terms.  All representations, warranties, agreements and covenants made or deemed to be made by the Issuer and the Subscriber herein will survive the execution and delivery, and acceptance, of this offer and the Closing.

27.

Enurement.  This Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators and successors but otherwise cannot be assigned.

28.

Counterparts.  This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.  If less than a complete copy of this Agreement is delivered to the Issuer at Closing, the Subscriber is deemed to have accepted and agreed with all of the terms and conditions of this Agreement on the pages not delivered at Closing, unaltered.

SCHEDULE A

FORM 4C
CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided.  This Form will remain on file with the Exchange.  The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates.  If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies.  If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

1.

Placee Information:  “On File”

(i)

Name:  _____________________________________________________________________

(ii)

Complete Address:  ___________________________________________________________
___________________________________________________________________________

(iii)

Jurisdiction of Incorporation or Creation: _________________________________________

2.

(a)

Is the Placee purchasing securities as a portfolio manager (Yes/No)? ____________________

(b)

Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? ______

3.

If the answer to 2(b) above was “Yes”, the undersigned certifies that:

(iv)

It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

(v)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ____________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(vi)

it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(vii)

the total asset value of the investment portfolios it manages on behalf of clients is not less than C$20,000,000; and

(viii)

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

CBS\323901\PP 07 03\0894

4.

If the answer to 2(a). above was “No”, please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

Acknowledgement - Personal Information

“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated at	on

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

SCHEDULE B
CERTIFICATE OF ACCREDITED INVESTOR (NI 45-106)

TO:

VANNESSA VENTURES LTD. (the "Issuer")

RE:

SUBSCRIPTION FOR SECURITIES OF THE ISSUER

The undersigned Subscriber/duly authorized representative of the Subscriber (or in the case of a trust, the trustee or an officer of the trust) hereby certifies that:

1.

he/she has read the subscription agreement to which this certificate is attached and understands that the offering of the Units is being made on a prospectus exempt basis; and

2.

the Subscriber and, if applicable, the principal on whose behalf the Subscriber is purchasing the Units, is an "accredited investor" as defined in National Instrument 45-106, by virtue of being:

[please check one]

❑  1.

A Canadian financial institution, or a Schedule III bank.

❑  2.

The Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada).

❑  3.

A subsidiary of any person referred to in paragraphs (1) or (2), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

❑  4.

A person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador).

❑  5.

An individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (4).

❑  6.

The Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada.

❑  7.

A municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec.

❑  8.

Any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government.

❑  9.

A pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada.

❑ 10.

An individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000.

❑ 11.

An individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year.

❑ 12.

An individual who, either alone or with a spouse, has net assets of at least $5,000,000.

❑ 13.

A person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements.

❑ 14.

An investment fund that distributes or has distributed its securities only to

(i)

a person that is or was an accredited investor at the time of the distribution;

(ii)

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment], and 2.19 [Additional investment in investment funds] of NI 45-106; or

(iii)

a person described in paragraph 14(i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106.

❑ 15.

An investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt.

❑ 16.

A trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be.

❑ 17.

A person acting on behalf of a fully managed account managed by that person, if that person

(i)

is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; and

(ii)

in Ontario, is purchasing a security that is not a security of an investment fund.

❑ 18.

A registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded.

❑ 19.

An entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (1) to (4) or paragraph (9) in form and function.

❑ 20.

A person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors.

❑ 21.

An investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser.

❑ 22.

A person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator as

(i)

an accredited investor; or

(ii)

an exempt purchaser in Alberta or British Columbia after the date NI 45-106 came into force.

Note:

A summary of the meanings of some of the terms used in this Certificate of Accredited Investor are set out below.  All monetary references are in Canadian Dollars.

The statements made in this Schedule are true and will be true on the Closing Date.

DATED	,2007.

Signature of Subscriber

Name of Subscriber

Address of the Subscriber

For the purposes of this Schedule B:

(a)

“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

(b)

“Canadian financial institution” means (a) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act or (b) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

(c)

“eligibility adviser” means (a) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and (b) in Manitoba also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)

have a professional, business or personal relationship with the Issuer, or any of its directors, executive officers, founders, or control persons, and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the Issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(d)

“financial assets” means

(i)

cash,

(ii)

securities, or

(iii)

a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(e)

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(f)

“person” includes

(i)

an individual,

(ii)

a corporation,

(iii)

a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)

an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

 (g)

“related liabilities” means:

(i)

liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)

liabilities that are secured by financial assets;

(h)

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(i)

“spouse” means, an individual who,

(i)

is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)

is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)

in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(j)

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.